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SEC FILE NUMBER
8-20267

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/2022__ AND ENDING __09/30/2023__

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **The Frazer Lanier Company, Incorporated**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

NOV 30 2023

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Washington, DC

300 Water Street

(No. and Street)

Montgomery	**AL**	**36104**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Waldrop	334-265-8483	susanwaldrop@fralan.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LaPorte, A Professional Accounting Corporation

(Name – if individual, state last, first, and middle name)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

601

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

ert H. Young, Jr. _____, swear (or affirm) that, to the best of my knowledge and
:ial report pertaining to the firm of The Frazer Lanier Company, Incorporated
) _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the comp;
er, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account clas;
it of a customer.

Signature: [signature]

Title:
President

y.Public

iling** contains (check all applicable boxes):

ι) Statement of financial condition.

ι) Notes to consolidated statement of financial condition.

:) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of
ɔmprehensive income (as defined in § 210.1-02 of Regulation S-X).

l) Statement of cash flows.

:) Statement of changes in stockholders' or partners' or sole proprietor's equity.

) Statement of changes in liabilities subordinated to claims of creditors.

;) Notes to consolidated financial statements.

ι) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

ı Computation of tangible net worth under 17 CFR 240.18a-2.

ı Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

.) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240
(hibit A to 17 CFR 240.18a-4, as applicable.

ı Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

n) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

ι) Information relating to possession or control requirements for security-based swap customers under 17 CFR
!0.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

ι) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tang
orth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requiremen
:R 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material diff
(ist.

ι) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

ι Independent public accountant's report based on an examination of the statement of financial condition.

) Independent public accountant's report based on an examination of the financial report or financial statements ι
:R 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

) Independent public accountant's report based on an examination of certain statements in the compliance report
:R 240.17a-5 or 17 CFR 240.18a-7, as applicable.

/) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 1
:R 240.18a-7, as applicable.

) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 24(
; applicable.

) Report describing any material inadequacies found to exist or found to have existed since the date of the previou
statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

) Other: _____

request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a
licable.

The Frazer Lanier Company, Incorporated
September 30, 2023
Financial Report

Filed Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

The Frazer Lanier Company, Incorporated

Index



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
The Frazer Lanier Company, Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated (the Company) as of September 30, 2023, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LOUISIANA • TEXAS

An Independently Owned Member, RSM US Alliance
RSM US Alliance member firms are separate and independent businesses and legal entities
that are responsible for their own acts and omissions, and each is separate and independent
from RSM US LLP. RSM US LLP is the U S. member firm of RSM International, a global network of
independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM
International resources through RSM US LLP but are not member firms of RSM International.

Supplemental Information
The supplementary information contained in Schedules I - III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I - III is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2020.

Covington, Louisiana
November 28, 2023

The Frazer Lanier Company, Incorporated
Statement of Financial Condition
September 30, 2023

	Allowable	Non Allowable	Total
Cash and Cash Equivalents	$ 3,910,747	$ 121	$ 3,910,868
Cash Segregated in Compliance with Federal and Other Regulations	15	-	15
Certificates of Deposit	1,598,969	-	1,598,969
Property and Equipment, Net	-	89,182	89,182
Other Assets			
Dividends and interest receivable	-	8,586	8,586
Remarketing fees receivable	-	67,924	67,924
Accounts receivable from underwriting transactions	744,685	-	744,685
Investment in partnership	-	1,017,014	1,017,014
Operating lease right of use asset	-	725,881	725,881
Other assets	-	30,709	30,709
Total assets	$ 6,254,416	$ 1,939,417	$ 8,193,833

See accompanying notes to the financial statements.

Liabilities and Stockholders' Equity

	A. I. Liabilities	Non A. I. Liabilities	Total
Liabilities			
Accounts payable			
Trade	$ 102,581	$ -	$ 102,581
Income taxes payable	67,957	-	67,957
Operating lease liabilities	16,296	725,881	742,177
Deferred income taxes	-	89,000	89,000
Deferred revenue	373,183	-	373,183
Accrued expenses and other liabilities	4,126,362	-	4,126,362
Total liabilities	$ 4,686,379	$ 814,881	$ 5,501,260
Stockholders' equity			
Common stock			
Class A, voting, $1 par value; authorized 3,000 shares,			
2,118 shares issued and outstanding			$ 2,118
Class B, nonvoting, $1 par value; authorized 1,000 shares,			
556 shares issued, including 29 shares in treasury			556
Additional paid-in capital			267,107
Retained earnings			2,454,692
			2,724,473
Cost of treasury stock - 29 shares			(31,900)
Total stockholders' equity			2,692,573
Total liabilities and stockholders' equity			$ 8,193,833

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Statement of Operations
For the Year Ended September 30, 2023

Revenue		
Underwriting transactions		
Municipal	$	6,035,656
Unregistered offerings		1,002,268
Remarketing fees		2,293,547
Placement fees		250,000
Interest and dividend income		69,131
Total revenue		9,650,602
Expenses		
Employee compensation and benefits		7,506,305
Office expenses		88,581
Occupancy and equipment costs		463,218
Promotional costs		846,375
Regulatory fees and expense		78,619
Other expenses		376,040
Total expenses		9,359,138
Income Before Income Taxes and Equity in Loss of Partnership		291,464
Equity in Loss of Partnership		136,572
Income Before Income Tax Expense		154,892
Income Tax Expense		118,957
Net Income	$	35,935

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2023

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at September 30, 2022	$ 2,674	$ 267,107	$ 2,418,757	$ (31,900)	$ 2,656,638
Net income	-	-	35,935	-	35,935
Balance at September 30, 2023	$ 2,674	$ 267,107	$ 2,454,692	$ (31,900)	$ 2,692,573

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Statement of Cash Flows
For the Year Ended September 30, 2023

Cash Flows Provided By Operating Activities

Net income	$	35,935
Adjustments to reconcile net income to net cash		
provided by operating activities		
Depreciation and amortization		20,443
Equity in loss from partnership		136,572
Provision for deferred income taxes		51,000
Interest on certificates of deposit reinvested		(8,920)
Net change in		
Dividends and interest receivable		811
Receivables		(388,466)
Other assets		24,343
Accounts payable and accrued expenses		(331,364)
Income taxes payable		233,301
Deferred revenue		(35,982)
Net cash provided by operating activities		364,587

Cash Flows Used In Investing Activities

Investment in partnership	(787,564)
Purchase of certificate of deposit	(37,069)
Purchases of equipment	(8,943)
Net cash used in investing activities	(833,576)

Cash Flows Used In Financing Activities

Dividends paid	(100,007)
Net cash used in financing activities	(100,007)

Net Decrease in Cash and Cash Equivalents		(568,996)
Cash and Cash Equivalents at Beginning of Year		4,479,879
Cash and Cash Equivalents at End of Year	$	3,910,883

Supplemental Disclosures of Cash Flows Information
   Cash Paid During the Year for

Income taxes	$	44,703

See accompanying notes to the financial statements.

Note 1 - Summary of Significant Accounting Policies

<u>Nature of operations</u> - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory and is headquartered in Alabama.

<u>Use of estimates</u> - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Cash and cash equivalents</u> - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of September 30, 2023 included in cash and cash equivalents is $15 of segregated cash.

<u>Certificates of deposit</u> - The Company invests in negotiable and nonnegotiable certificates of deposit at various banks, with original maturities greater than three months.

<u>Receivables</u> - Receivables are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded no allowance for doubtful accounts was necessary as of September 30, 2023.

<u>Recognition of revenue and expenses</u> - Revenue from contracts with customers is recognized when the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. Revenues are also analyzed to determine whether the Company acts as the principal (i.e. reports revenue on a gross basis) or agent (i.e. reports revenue on a net basis) in the arrangement with the customer. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

<u>Underwriting</u> - The Company's contracts with customers are based on underwriting services offered on a firm-commitment basis or best-efforts basis. The underwriting service is considered a single performance obligation which is satisfied on the trade date. Revenue is recognized on the trade date. The Company acts as the sole underwriter for most of its underwriting transactions. When the Company is the lead underwriter for a syndicate, revenue is recognized net of syndicate revenue and expenses, if any. For the year ended September 30, 2023, all revenue was recognized as net.

Note 1 - Summary of Significant Accounting Policies (continued)

Remarketing fees - The Company acts as an agent under remarketing agreements with issuers. The Company's performance obligations are the determination of interest rates for debt securities and to remarket the securities tendered back to the issuer on a best-efforts basis. The performance obligations are satisfied over time and revenue is recognized over the term of the contract as a fee for professional service. Fees are established in the contracts, generally in annual terms. Fees received in advance of the contract period are deferred and amortized to revenue over the established term.

Placement fees - The Company earns placement fees in nonunderwritten transactions, such as private placements of loan and debt securities. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification (ASC). Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with tax positions are recognized in the statement of operations if material.

Property and equipment - Depreciation of furniture and equipment is computed principally on the straight-line basis for financial reporting purposes and by accelerated methods for income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation and amortization on assets are indicated below.

Leasehold improvements	5 - 31.5 years
Furniture and office equipment	5 - 10 years

The Company considers property and equipment for impairment when events or circumstances indicate the fair value may be less than the carrying value. There were no impairments for the year ending September 30, 2023.

Leases - The Company accounts for leases in accordance with ASC 842. As permitted by the standard, the Company elected, for all asset classes, the short-term lease exemption. A short-term lease is a lease that, at the commencement date, has a term of twelve months or less and does not include an option to purchase the underlying asset.

Accounting policy - The Company determines if an arrangement contains a lease at inception. For purposes of calculating operating lease obligations under the standard, the Company terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company's leases do not contain material residual value guarantees and material restrictive operating lease expense is recognized on a straight-line basis over the lease terms.

Discount rate - The discount rate used to measure a lease obligation should be the rate implicit in the lease; however, the Company's operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

The Frazer Lanier Company, Incorporated
Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)
Commitments - In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at September 30, 2023 and were subsequently settled.

Subsequent events - The Company has evaluated events through November 28, 2023, which is the date these financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2023, have been incorporated into these financial statements.

Recent Accounting Pronouncements - In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans, trade receivables and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of income as the amounts expected to be collected change. The ASU is effective for public business entities for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The company is still evaluating the impact the adoption of this guidance will have on its financial statements.

Note 2 - Concentrations of Risk
The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 3 - Cash and Securities Segregated Under Federal and Other Regulations
Cash of $15 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC as presented on the statement of financial condition.

Note 4 - Subordinated Liabilities
At September 30, 2023, the Company had no liabilities subordinated to the claims of general creditors.

Note 5 - Property and Equipment
Furniture, equipment, and leasehold improvements consist of the following as of September 30, 2023:

Leasehold improvements	$	53,963
Furniture and office equipment		579,749
		633,712
Less accumulated depreciation and amortization		544,530
Total	$	89,182

Note 6 - Investment in Partnership

The Company has a 50% investment in CMFL, LLC and it is recorded using the equity method. The table below summarizes various financial information for the partnership as of and for the year ended September 30, 2023:

Revenue	84,000
Expense	324,969
Assets	1,110,884
Liabilities	-
Contributions	787,564

The Company entered into a one year aircraft dry lease agreement with CMFL, LLC with monthly installments of $3,500. At expiration of the lease, it may be renewed for another year under the same terms, unless terminated by the Company. The lease was renewed in February 2023. Future minimum lease payments under this lease total $17,500 for the year ended September 30, 2023. The Company is responsible for the direct costs of operating the aircraft for the Company's use and its allowable share of other costs as outlined in the operating agreement.

Note 7 - Lines of Credit - Bank

The Company has a $750,000 revolving line of credit with Synovus Bank under which no draws were outstanding at September 30, 2023. The line of credit is secured by certain Company certificates of deposit with a market value of $1,088,126 at September 30, 2023. The line of credit bears interest at a variable rate of 8.15%, with maturity on October 23,2024.

The Company has a credit facility with Synovus Bank which includes a daylight overdraft facility and line of credit. This credit facility has a maximum borrowing limit of $125,000,000, bears interest at the 30 day LIBOR plus 350 basis points, which was 9.043% at September 30, 2023, and is secured by municipal securities returned to the Bank's Depository Trust Company account and personal guarantees of the Company's stockholders. In addition, the Company must maintain a minimum net worth of at least $2,500,000 among other covenants. At September 30, 2023, the Company was in compliance with all covenants. The Company has no draws outstanding at September 30, 2023 under this facility. On November 9, 2022 the Company, guarantors and bank caused the Second Amendment to Revolving Credit Agreement to be duly executed. The credit facility was automatically renewed and has a maturity date of November 16, 2024.

Note 8 - Leases

The Company has entered into leases for real estate and vehicles. The leases contain rent escalation clauses and options to extend the lease term. The Company does not include renewal options in the lease term for calculating the Company's lease liability as the renewal options allow the Company operational flexibility and the Company is not reasonably certain to exercise these renewal options at this time. The Company records the expenses on a straight-line basis over the lease term and these expenses are included in the promotional costs and occupancy and equipment costs in the accompanying statement of operations.

Note 8 – Leases (continued)

For the year ended September 30, 2023, quantitative information regarding the Company's operating lease obligations reflected in the accompanying statement of operations were as follows:

Operating lease cost - buildings	$	173,158
Operating lease cost - vehicles		171,735
Short-term lease cost		42,000
Total lease costs ¹	$	386,893

The following table summarizes certain other information related to operating leases for the year ended September 30, 2023:

Operating Cash Flows

Cash paid related to operating lease obligations	387,381
Weighted average remaining lease term - operating leases (in years)	2.63
Weighted average discount rate - operating lease	2.12%

As of September 30, 2023, maturities of the outstanding operating lease liabilities for the Company were as follows:

2024	$	334,029
2025		246,717
2026		190,654
Total operating leases		771,400
Less lease discount		(11,723)
Less short term leases		(17,500)
Total lease liability	$	742,177

Note 9 - Income Taxes
Net deferred tax liabilities consist of the following components as of September 30, 2023:

Deferred Tax Liabilities		
Depreciation timing differences	$	(9,000)
Investment in CMFL, LLC		(99,000)
Accrued expenses		
Deferred Tax Assets		
Accrued expenses		19,000
Net deferred tax liability	$	(89,000)

The provision for income taxes for the year ended September 30, 2023 consists of the following:

		2023
Deferred income tax expense	$	51,000
Current income tax expense		
Federal		53,869
State		14,088
Total income tax expense	$	118,957

The income tax provision differs from the amount of income tax determined by applying the federal income tax rate to pretax income for the year ended September 30, 2023 primarily due to nondeductible expenses.

Note 10 - Retirement Plan
The Company has a defined contribution retirement plan covering substantially all employees. For the year ended September 30, 2023, the Company made safe harbor matching contributions totaling $138,037. Profit sharing contributions to the plan are authorized by the Board of Directors at its discretion. Profit sharing contributions totaled $0 for the year ended September 30, 2023.

Note 11 - Net Capital Requirement
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2023, the Company had net capital and net capital requirements of $1,544,052 and $312,425, respectively. The Company's percentage of aggregate indebtedness to net capital was 304%. The ratio of aggregate indebtedness to net capital may not exceed 1500%.

The Frazer Lanier Company, Incorporated
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 (X-17A-5)
As of September 30, 2023

	Focus - Part II Quarter Ended September 30, 2023	Adjustments	Annual Financial Statements at September 30, 2023
Computation of Net Capital			
Total stockholders' equity from statement of financial condition	$ 2,692,573	$ -	$ 2,692,573
Deductions and/or charges			
Total nonallowable assets from statement of financial condition	1,939,417	-	1,939,417
Total deductions and/or charges	1,939,417	-	1,939,417
Other additions and/or allowable credits:			
Total nonallowable liabilities from statement of financial condition	814,881	-	814,881
Total additions and/or allowable credits	814,881	-	814,881
Net capital before haircuts on securities positions	1,568,037	-	1,568,037
Haircuts on securities			
Marketable investments	23,985	-	23,985
Total haircuts on securities	23,985	-	23,985
Net capital	1,544,052	-	1,544,052
Minimum net capital requirement	312,425	-	312,425
Excess net capital	$ 1,231,627	$ -	$ 1,231,627
Computation of Aggregate Indebtedness			
Total aggregate indebtedness liabilities from statement of financial condition	$ 4,686,379	$ -	$ 4,686,379
Total aggregate indebtedness	$ 4,686,379	$ -	$ 4,686,379
Percentage of aggregate indebtedness to net capital	304%		304%

The Frazer Lanier Company, Incorporated
Schedule II – Computation for Determination of Reserve Requirements
For Brokers-Dealers Under Rule 15c3-3 (X-17A-5)
As of September 30, 2023

Credit Balances

Free credit balances and other credit balances in customer security accounts	NONE
Debit balances in customers' accounts, less unsecured accounts and accounts doubtful of collection	NONE

Reserve Computation

Excess of total credits over total debits	NONE
105% of total credits over total debits	N/A
Amount held on deposit in "Reserve Bank Account," end of reporting period	$ 15
Net amount in reserve bank account after deposit	$ 15
Date of deposit	N/A

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2023 and the audited financial statements as required by Rule 17a-5.

State the Market Valuation and the Number of Items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.   NONE

    Number of items   NONE

Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.   NONE

    Number of items   NONE



Report of Independent Registered Public Accounting Firm

To the Board of Directors
The Frazer Lanier Company, Incorporated

We have examined The Frazer Lanier Company, Incorporated's (the Company) statements, included in the accompanying Report on Compliance, that (a) the Company's internal control over compliance was effective during the most recent fiscal year ended September 30, 2023; (b) the Company's internal control over compliance was effective as of September 30, 2023; (c) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2023; and (d) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or other applicable rules of the Financial Industry Regulatory Authority (FINRA) will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2023, the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2023; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2023, was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

A Professional Accounting Corporation

Covington, Louisiana
November 28, 2023

THE FRAZER LANIER COMPANY

INCORPORATED

INVESTMENT BANKERS

COMPLIANCE REPORT

The Frazer Lanier Company, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2. The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended September 30, 2023.

3. The Company's Internal Control over Compliance was effective as of the end of the most recent fiscal year ended September 30, 2023.

4. The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended September 30, 2023; and

5. The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

The Frazer Lanier Company, Incorporated

I, Robert H. Young, Jr., as President/Chief Executive Officer, affirm that, to my best knowledge and belief, this compliance report is true and correct.

By: _____

Robert H. Young, Jr.
President/Chief Executive Officer

POST OFFICE BOX 5190
MONTGOMERY, AL 36103

TELEPHONE 334 265-8483
1-800 223-2631
FAX 334 265-8524

300 WATER STREET
MONTGOMERY, AL 36104